SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

UPLAND SOFTWARE, INC
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

91544A109
(CUSIP Number)

July 6, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91544A109	13GA	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
ESW Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,443,344

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,443,344

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,443,344

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.8%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based upon 30,100,217 shares of Common Stock as of April 30, 2021, as reported in the issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2021 as filed on May 5, 2021.

CUSIP No. 91544A109	13GA	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
Joseph A. Liemandt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,443,344

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,443,344

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,443,344

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.8%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

* Based upon 30,100,217 shares of Common Stock as of April 30, 2021, as reported in the issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2021 as filed on May 5, 2021.

CUSIP No. 91544A109	13GA	Page 4 of 7 Pages
1	NAMES OF REPORTING PERSONS
DevFactory FZ-LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DUBAI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,443,344

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,443,344

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,443,344

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.8%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based upon 30,100,217 shares of Common Stock as of April 30, 2021, as reported in the issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2021 as filed on May 5, 2021.

Explanatory Note: This Amendment No. 1 amends, in its entirety, the Schedule 13G initially filed by ESW Capital, LLC, (ii) Joseph A. Liemandt and (iii) DevFactory FZ-LLC (the “Reporting Persons”) with the SEC on May 24, 2021 and is voluntarily being filed prior to the February 14, 2022 deadline. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.

Item 1(a).	Name of Issuer:

Upland Software, Inc., a Delaware corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

401 Congress Avenue, Suite 1850, Austin, TX 78701

Item 2(a).	Name of Person Filing:

This Statement is filed by ESW Capital, LLC (“ESW”), a private investment fund that is principally engaged in the business of investing in securities; Joseph A. Liemandt (“Liemandt”), the sole voting member of ESW; and DevFactory FZ-LLC (“DevFactory”), a controlled subsidiary of ESW that from time to time may hold securities for investment purposes.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

ESW and Liemandt: 401 Congress Avenue, Suite 2650, Austin, Texas 78701
DevFactory: 705, Al Thuraya Tower 1, Media City, Dubai, United Arab Emirates.

Item 2(c).	Citizenship:

ESW is a Delaware limited liability company.
Mr. Liemandt is a natural person and United States citizen.
DevFactory is a Dubai free zone limited liability company and a controlled subsidiary of ESW

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:91544A109

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

As of July 6, 2021, ESW may be deemed to beneficially own 1,443,344 shares of the Issuer’s Common Stock, representing approximately 4.8% of the 30,100,217 shares of the Issuer’s common stock outstanding on April 30, 2021 as reported in the issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2021 as filed on May 5, 2021. The 1,443,344 shares are held directly by DevFactory (the “DevFactory Shares”). ESW may be deemed to have sole voting and dispositive power with respect to the DevFactory Shares.  Liemandt is the sole voting member of ESW and may be deemed to have beneficial ownership of the DevFactory Shares.

(b)	Percent of Class:

ESW	4.8%
Liemandt	4.8%
DevFactory	4.8%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Item 5 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 6 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 7 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 (incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed on May 26, 2021).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 9, 2021

ESW CAPITAL, LLC

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Chief Financial Officer

JOSEPH A. LIEMANDT

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Attorney-In-Fact for Joseph A. Liemandt

DEVFACTORY FZ-LLC

By:	/s/ Rahul Subramaniam
Name:	Rahul Subramaniam
Title:	Manager